NORSAT ISSUES COMMON SHARES UNDER ESOP

Vancouver, British Columbia - March 1, 2010, – Norsat International Inc. (“Norsat” or the “Company”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, has announced that it has issued and received consideration for 245,554 common shares in connection with its Employee Share Ownership Plan announced January 18th, 2010. The Company generated gross proceeds of U$133,019 and issued common shares at the price of US$0.54171, or CAD$0.555.

The issued and outstanding share capital of the company is now 53,879,859 common shares.

All of the common shares are subject to a four-month hold period which ends June 27, 2010. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 58,536 common shares will be held in escrow until February 26, 2013. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2811.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

 Email: achan@norsat.com

Email: esyho@norsat.com

In Canada:

In the U.S.:

Caren Holtby

Adam P. Lowensteiner

Investor Relations

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (604) 821-2811

Tel: (212)370-4500; (212) 370-4505(Fax)

choltby@norsat.com

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.